Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 – 999 West Hastings Street Vancouver, B.C. V6C 2W2
Item 2	Date of Material Change April 21, 2004
Item 3	News Release The news release was disseminated on April 21, 2004 by CCN Matthews using several broad distribution networks in North America.
Item 4

Summary of Material Change
Silver Standard is pleased to report additional information, including a preliminary block model resource estimate, for its wholly-owned La Pitarrilla silver project located approximately 170 kilometers northwest of Durango in the state of Durango, Mexico. Silver Standard acquired the 11,367-hectare (43.9 square mile) property through staking in 2002 and has been drilling the project almost continuously since last fall.

Item 5	Full Description of Material Change See attached news release 04-8.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 N/A.
Item 7	Omitted Information No omitted information.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President. (604) 689-3846.
Item 9	Date of Report April 22, 2004.

999 West Hastings Street Suite 1180 Vancouver, British Columbia Canada V6C 2W2	Telephone: 604 689 3846 Facsimile: 604 689 3847 Web: www.silver-standard.com

N E W S R E L E A S E

April 21, 2004	Trading Symbols:
News Release 04-8	Nasdaq SmallCap: SSRI
TSX Venture: SSO
Berlin: 858840

SILVER STANDARD REPORTS PRELIMINARY RESOURCE
FOR LA PITARRILLA IN MEXICO

Vancouver, B.C. – Silver Standard is pleased to report additional information, including a preliminary block model resource estimate, for its wholly-owned La Pitarrilla silver project located approximately 170 kilometers northwest of Durango in the state of Durango, Mexico. Silver Standard acquired the 11,367-hectare (43.9 square mile) property through staking in 2002 and has been drilling the project almost continuously since last fall.

To date, 97 reverse circulation drill holes totalling 11,146 meters have been completed on Cordon Colorado and Peña Dyke, two of three silver zones and one gold zone known to exist on the property. Both Cordon Colorado and Peña Dyke outcrop and are mineable with bulk mining methods.

Using assays from 81 drill holes, Silver Standard has received a preliminary block model resource estimate based on a cut-off grade of 40 grams of silver per tonne (James D. McCrae, P.Eng., and Independent Qualified Person, as defined by Canada’s National Instrument 43-101).

La Pitarrilla Resource Summary - by Zone (1)

Zone	Category	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Silver (in millions of ounces)
Cordon Colorado	Indicated	8.3	123.2	3.6	32.9
	Inferred	2.6	121.9	3.6	10.2
Peña Dyke	Indicated	2.0	128.4	3.7	8.3
	Inferred	0.85	115.5	3.4	3.2

La Pitarrilla Resource Summary - by Resource Category (1)

Category	Zone	Tonnes (in millions)	Silver Grade (in g/t)	Silver Grade (in oz./ton)	Silver (in millions of ounces)
Indicated	Cordon Colorado	8.3	123.2	3.6	32.9
Indicated	Peña Dyke	2.0	128.4	3.7	8.3
Total		10.3	124.2	3.6	41.1
Inferred	Cordon Colorado	2.6	121.9	3.6	10.2
Inferred	Peña Dyke	0.85	115.5	3.4	3.2
Total		3.4	120.3	3.5	13.1

In preliminary test work, 17 composite samples were prepared as part of a metallurgical investigation of La Pitarrilla mineralization. The composites represented high, medium and low grade material collected from drill cuttings from the Cordon Colorado and Peña Dyke zones. While each grade responded to direct cyanidation, conventional milling pretreated with sulphur dioxide increased recoveries for medium and high grade mineralization ranging from 68% to 89%. Additional test work will be part of the ongoing evaluation of La Pitarrilla.

As noted above, the resource estimate does not yet include all of the infill and extension drilling completed to date at Cordon Colorado and Pena Dyke, and both zones are open. Based on exploration costs incurred to date, La Pitarrilla is contributing to Silver Standard’s resource portfolio at a discovery cost of less than US$0.02 per resource ounce of silver. A complete summary of assay results received to date, and drill hole plan and cross-section maps are posted on the company’s web site in the news section of the company’s web site (www.silver-standard.com).

In other property-related developments, a road is being constructed to provide access to drill pad sites at a third silver zone, Javelina Creek, which is located approximately two kilometers east of Peña Dyke. Drilling at this zone is expected to commence in the second quarter of 2004. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is responsible for the exploration program at La Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with over $60 million in cash and approximately $9 million in marketable securities. A feasibility study is under way at Manantial Espejo under the direction of Pan American Silver Corp. as operator, and updates of scoping, prefeasibility and feasibility studies for other core projects are underway based on higher silver, gold and base metal prices. The company continues to seek resource base growth through acquisitions and exploration of its own projects.

For further information, contact:

Robert A. Quartermain, President	Paul LaFontaine, Director, Investor Relations
Silver Standard Resources Inc.	Silver Standard Resources Inc.
Vancouver, B.C.	Vancouver, B.C.
(604) 689-3846	N.A/ toll-free: (888) 338-0046
Direct: (604) 484-8212
E-Mail: invest@silverstandard.com

(1) Category totals may differ from zone totals due to rounding. Cautionary note to U.S. investors concerning disclosure of contained ounces and estimates of indicated resources and inferred resources: Disclosure of contained silver expressed in ounces in the tables in this news release is in compliance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM, but does not meet the requirements of Industry Guide 7 of the U.S. Securities and Exchange Commission (SEC) which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.

The terms “indicated resource” and “inferred resource” used in this table are Canadian mining terms as defined in accordance with National Instrument 43-101. We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX Venture Exchange has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.